Via Facsimile and U.S. Mail
Mail Stop 4720

April 23, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-8787

Dear Mr. Benmosche:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet reviewed the Part III information that is incorporated by reference in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Markets, page 40

2. We note that your disclosure about AIGFP focuses on the continued unwinding of AIGFP's business and portfolio in 2009, and the expectation that it will continue in 2010. However, a February 18, 2010 article in the Financial Times citing Mr. Gerry Pasciucco appears to indicate that AIGFP's strategy has changed and that AIGFP now intends to keep derivatives with a notional value of between $300 billion and $500 billion. Please tell us if in fact AIGFP now plans to keep a portion of its derivatives portfolio. If so, please revise your disclosure to discuss the change in AIGFP's strategy, the reasons why AIGFP decided to keep that portion of its derivatives portfolio, and whether the derivatives that will be kept were entered into for hedging or investing purposes. Please also consider the appropriateness of revising disclosure in other parts of the 10-K, such as in the Risk Factors section. For example, please consider including risk factor disclosure not only regarding the risks to the company of the successful unwinding of a portion of the remaining CDSs written by AIGFP but also the risks to AIG posed by retaining a portion of such CDS portfolio. Also, indicate where appropriate throughout the document the factors the company will consider in deciding which classes of its remaining CDS portfolio it will retain and which classes it will seek to unwind.

Capital Resources and Liquidity, page 43

3. Please provide an analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, see SEC Release No. 33-8350, IV, B.

Future Cash Requirements, page 45

4. Please disclose the restructuring opportunities you are exploring, so that ILFC will meet its existing obligations through February 28, 2011. Also, explain the consequences to ILFC, AGF and the Company, if ILFC and AGF are unable to meet their obligations after the February 28, 2011 termination of support arrangements. Ensure that your revised disclosure quantifies the expected impact of these actions on your liquidity and capital resources.

AIGFP, page 52

5. Regarding the roll forward of collateral posted by AIGFP, it appears that a large portion of the collateral activity for derivatives does not relate to super senior credit default swaps. Please disclose what derivatives the $15.1 billion in collateral returned to you represents. For those derivatives that are not super senior credit default swaps, please disclose the contractual terms requiring the

posting of the collateral and discuss the impact that such collateral postings have had or may have on your liquidity. Please ensure that the disclosure includes both asset and liability positions for the aforementioned derivatives.

Investments

Investments in RMBS, CMBS, CDOs and ABS, page 161

6. Please revise the disclosure to link the unrealized losses to the tabular disclosure showing credit ratings and vintage of the RMBS, CMBS and CDO investments on pages 163, 164, and 166.

AIGFP Trading Investments, page 167

7. Please disclose the realized and unrealized gain (loss) for each fixed maturity trading investment class and further disaggregate the information for RMBS, CMBS and CDO/ABS and other collateralized. Please revise the disclosure to link this information to the tabular disclosure on page 115 and narrative disclosure on page 116. Also, in the corresponding section in critical accounting estimates, describe and quantify the methods and significant assumptions used in determining the fair value of these investments and the sensitivity of your future operating results to the impact of reasonably likely changes in these assumptions.

Notes to Consolidated Financial Statements

Note 3.Discontinued Operations and Held-For-Sale Classifications, page 224

8. Please tell us your basis for not including the investment advisory and third party asset management business, which you have agreed to sell, or any other business sold during 2009, such as 21st Century and HSB, as discontinued operations in your consolidated statements of income (loss).

Note 6. Investments, page 262

9. Please disclose the factors that you considered in assessing the existence of other-than-temporary impairment in your "other invested assets." Ensure that your revised disclosure addresses the future implications of the investment risks inherent in alternative funds.

Note 7. Lending Activities, page 263

10. Please revise to disclose the factors that you considered in concluding that the $838 million allowance for mortgage and other loans receivable and the $1.6 billion allowance for finance receivable losses were adequate at December 31, 2009. Ensure that your response addresses the future implications of the

underlying investment risks (e.g. non-prime and subprime) and the recent
deterioration in these portfolios, as described on pages 189 and 190.

Note 11. Derivatives and Hedge Accounting, page 273

11. Please revise the tabular disclosure on page 273 to quantify the notional amounts
for each type of derivative instrument subject to the AIGFP unwinding program.
Also, disclose the expected remaining life of the notional amounts to be wound-
down, consistent with your disclosure on page 263 of your 2008 Form 10-K.
Ensure that your MD&A describes and quantifies all AIGFP wind-down
activities, as depicted in the exhibit, The Restructuring Plan (shown on your
website), for each period presented.

12. Please expand the disclosure on page 276 for derivative instruments not subject to
the AIGFP unwinding program to quantify the notional amounts related to your
risk mitigation strategies and AIGFP's activities as a dealer. Ensure that your
revised disclosure complies with the requirements of ASC 815-10-50 and
facilitates investors' understanding of the effectiveness of your economic hedges
in meeting the risk mitigation objectives described in the section, Risk
Management.

Note 21. Federal Income Taxes, page 332

13. Please tell us how you determined the amount of tax benefit allocated to each
financial statement component and how your allocations comply with ASC 740-
20-45. Include your computation of the intra-period tax allocation for 2009.

14. Please revise to disclose the factors underlying the change in the caption,
"investments in foreign subsidiaries and joint ventures," in the table on page 334
from a deferred tax liability of $2.3 billion at December 31, 2008 to a deferred tax
asset of $2.2 billion at December 31, 2009. Ensure that your revised disclosure
explains and quantifies the related impact on your operating results.

Item 15. Exhibits, Financial Statements Schedules, page 349

15. Your exhibit index does not incorporate by reference the Shortfall Agreement or
any of the amendments to the Shortfall Agreement relating to the Maiden Lane III
transaction. Please amend your filing to incorporate by reference the Shortfall
Agreement and all subsequent amendments to the Shortfall Agreement, or provide
us with a detailed analysis explaining why you are not required to incorporate by
reference those documents.

16. Your exhibit index incorporates by reference the Asset Purchase Agreement,
dated as of December 12, 2008, entered into in connection with the Maiden
Lane II transaction. We note that the Asset Purchase Agreement omits
Schedule A and Exhibits C, D and E. We also note that on March 31, 2010, the

Federal Reserve Bank of New York released details about the Maiden Lane II portfolio, including the CUSIP and description of the residential-mortgage-backed-securities held in that portfolio. Please file a complete version of the Asset Purchase Agreement, including all schedules and exhibits. If you file anything less than the entire agreement, please provide us with a supplemental copy of the entire agreement and tell us your basis for not filing the complete agreement.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant